

October 25, 2011

Via E-mail
Maria Fernandes
President/Treasurer/Secretary
H 16/B, Adsulim
Benaulim, Goa, India 403716

> **Re: Lisboa Leisure, Inc.**
> **Amendment No. 1 Registration Statement on Form S-1**
> **Filed September 28, 2011**
> **File No. 333-168337**

Dear Ms. Fernandes:

  We have received your response to our comment letter dated August 20, 2010 and have the following additional comments.

General

1.   Please revise your filing to include page numbers.

2.   We note that according to the Nevada Secretary of State, your corporate charter has been revoked. Please either reinstate your corporate charter or revise your filing to disclose that your charter has been revoked. Please also provide us with an analysis as to the securities law implications of offering stock in a company that is currently not a valid corporation under state law. Please specifically address the ability of counsel to opine that the shares are validly issued.

3.   The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

4.   Provide a currently dated consent from the independent public accountant in the amendment.

Cover Page

5.   Please delete the last sentence of the first paragraph that says there are no securities being sold by existing security holders, as the sentence is not needed.

6.   You indicate that there is a minimum offering of Lisboa shares on the cover page. Please revise to clarify, as you indicate elsewhere, that if all of the offered shares are not sold, then the funds will be returned or revise to quantify the minimum offering amount.

7. Please indicate on the cover page that there are no arrangements to place the funds in an escrow or similar account. Please describe the potential effects on investors that the funds will be placed in a standard checking account versus an escrow or similar account. Refer to Item 501(b)(8)(iii) of Regulation S-K.

Summary

8. We note your statement here and throughout the filing that you will apply for a permit prior to October 1, 2011 and begin sales in November 2011. Please revise to update this section, and the remainder of your filing, to indicate whether you have successfully applied and received a permit such that you will be able to operate the beach shack in November 2011. Alternatively, clarify, if true, that you intend to apply before October 1, 2012 and will have minimal operations until then.

Risk Factors

General

9. Please revise to provide a separate risk factor disclosing that your entire business plan is based on obtaining a permit that is granted on a lottery basis and that you must reapply each year. Please clarify that 90% of these permits are granted to applicants with prior beach shack experience and that you are an applicant with no prior experience. Please specify that only four total permits are granted in the Velludo beach area.

10. We note that you intend to operate as a holding company for an Indian operating subsidiary. Please revise to include a risk factor, if applicable, to discuss any limitations on foreign ownership of Indian operating companies and any risks attendant to remitting operating funds out of India and into the U.S. parent company.

11. Please include a risk factor to discuss that the proceeds of the offering will be held in a standard checking account until the offering closes or the minimum number of shares are purchased, and that during this time creditors of the company could attach these funds.

We are vulnerable to the current economic crisis

12. We note your response to our prior comment eight and reissue in part. Please disclose, if material, how the current state of the economy has affected the tourism industry in Goa and how economic conditions may affect your ability to make a profit in the future.

Use of Proceeds

13. Please revise to clarify, as consistent with disclosure elsewhere, that the net proceeds is $32,000 and then list the estimated offering expenses as one of the uses of proceeds. Similarly revise in the plan of operations section.

Description of Business

14. We note your disclosure that you have acquired a 10% interest in the Seaview Beach Shack and that you intend to operate more beach shacks. In this regard, please provide a detailed legal analysis as to why you believe that you are not an investment company as defined in the Investment Company Act of 1940. Please specifically discuss the applicability of any relevant exemptions under Section 3 of the Act. In your response, please explain to us whether your future plans for operating beach shacks are for partial or whole ownership of the shacks. We may have further comment when we review your response.

Beach shack application and license

15. We note your response to our prior comment 20 and reissue in part. We also note that according to your risk factors section, meeting with government officials is an important step in the permit obtainment process. Please disclose whether you have met with any government officials in order to secure permission for the operation of the beach shack and if have not done so, please state this.

Management

16. We note disclosure elsewhere in your filing that Ms. Fernandes will participate in the management of the Seaview Beach Shack. Please disclose her position at the Seaview Beach Shack.

Subscription Agreement, Exhibit 99.1

17. Please substantially revise this agreement so that it is appropriate for a registered offering of securities, as opposed to an exempt offering pursuant to Regulation S. We note, for example, phrases such as "private placement" and "for completion by non-United States residents," and section J and 5 of the agreement. Alternatively, advise.

18. Please delete sections C, D, H, and K of the agreement, as they are inappropriate for a public offering of securities.

19. Please revise section 3.A. of the filing to indicate that you are not incorporated under the laws of the State of Delaware or advise.

   You may contact Aamira Chaundry at (202) 551-3389 or Lyn Shenk at (202)551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block